Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No.1 to Registration Statement of WinVest (BVI) Ltd. (the “Company”) on Form F-4 of our report dated December 12, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the condensed balance sheet of the Company as of September 30, 2024, and the condensed statement of operations, stockholders’ equity and cash flows for the period from August 30, 2024 through September 30, 2024 (collectively referred to as the “financial statements”), which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Marlton, NJ

March 28, 2025